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SECU 05040021 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M H Leblang, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 56th Street #6F
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Milton Leblang 212-308-5850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Most & Company, LLP
(Name – *if individual, state last, first, middle name*)

275 Madison Avenue New York, New York 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05
SS

Most & Company, LLP
Certified Public Accountants

275 Madison Avenue
New York, NY 10016
Tel 212-286-9800
Fax 212-682-5629

February 23, 2004

Board of Directors
M. H. Leblang, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of M. H. Leblang, Inc. (Company), as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. H. Leblang, Inc., as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York



Most & Company, LLP

Most & Company, LLP
Certified Public Accountants

275 Madison Avenue
New York, NY 10016
Tel 212-286-9800
Fax 212-682-5629

February 23, 2004

Board of Directors
M. H. Leblang, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of M. H. Leblang, Inc. (Company), as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. H. Leblang, Inc., as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 9 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York



Most & Company, LLP

M. H. Leblang, Inc.

Statement of Financial Condition

December 31, 2004

Assets		
Current assets		
Cash	$ 6,104	
Investment in annuity	27,433	
Commissions receivable	26,265	
Prepaid rent	2,691	
Prepaid income taxes	479	
Due from officer	24,529	
Total current assets		$ 87,501
Liabilities and stockholder's equity		
Current liabilities		
Accrued expenses	$ 6,200	
Income taxes payable	2,041	
Total current liabilities		$ 8,241
Stockholder's equity		
Capital Stock, no par; authorized, issued and outstanding:200 shares	$ 5,000	
Retained earnings	68,713	
Other comprehensive income	5,547	
Total stockholder's equity		79,260
Total liabilities and stockholder's equity		$ 87,501

See notes to financial statements

M. H. Leblang, Inc.

Statement of Income

Year Ended December 31, 2004

Revenues		
Commission income		$ 266,839
Expenses		
Advertising	$ 37	
Accounting	9,221	
Commission expense	145,849	
Computer expense	150	
Employee benefits	3,381	
Entertainment	12,670	
Gifts	2,243	
Insurance	7,369	
Licenses	2,795	
Miscellaneous	1,398	
Office expenses	2,780	
Payroll	63,500	
Payroll taxes	57	
Postage	1,331	
Rent	15,497	
Telephone	3,013	
Travel	6,674	
Utilities	1,398	
		279,363
Total expenses		
Loss from operations		(12,524)
Interest income		552
Loss before income taxes		(11,972)
Income taxes		(7,745)
Net loss		(19,717)
Other comprehensive income		
Unrealized gain on investment		3,043
Comprehensive loss		($ 16,674)

See notes to financial statements

M. H. Leblang, Inc.

Statement of Cash Flow

Year Ended December 31, 2004

Cash flows from operating activities	
Net loss	($ 19,717)
Adjustments to reconcile net loss to net cash provided by operating activities	
Charges in assets and liabilities	
Commission receivable	31,790
Prepaid rent	(2,691)
Prepaid income taxes	8,099
Accrued expenses	1,070
Income taxes payable	2,041
Net cash provided by operating activities	20,592
Cash flows from investing activities	
Increase in due from officer	(24,223)
Net decrease in cash	(3,631)
Cash – January 1, 2004	9,735
Cash – December 31, 2004	$ 6,104

See notes to financial statements

M H Leblang, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2004

	Common Stock		Rertained	Other Comprehensive	
	Shares	Amount	Earnings	Income	Total
lance - January 1, 2004, as originally stated	200	$5,000	$32,154		$37,154
ior period adjustments			56,276	$2,504	58,780
lance - January 1, 2004	200	5,000	88,430	2,504	95,934
t loss			(19,717)		(19,717)
realized gains on investment in annuity				3,043	3,043
lance - December 31, 2004	200	$5,000	$68,713	$5,547	$79,260

e notes to finacial statements

M. H. Leblang, Inc.

Statement of Changes in Liabilities Subordinated to Claims and Creditors

Year Ended December 31, 2004

None

See notes to financial statements

1. Operations and Organization

M. H. Leblang, Inc. is a nonclearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers. The Company is exempt from SEC rule 15c3-3.

The Company derives their revenues from commissions earned primarily from the sales of life insurance, mutual funds and annuities.

The Company was incorporated in 1966 in the State of New York.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements include all the accounts of the Company.

Investment in annuity

Investment in annuity is reported at fair value.

Commission Income

Commission income and related expenses are recognized on the effective date of the underlying transaction.

Financial Instruments

The carrying amounts of financial instruments, including cash, commission receivable, due from officer and accrued expenses, approximate their fair values because of their relatively short maturities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3. Investment in Annuity

As of December 31, 2004, investment in annuity consisted of an annuity contract, with underlying equity mutual funds, and a cost basis of $21,886. Management has classified the investment as available-for-sale and unrealized gains have been excluded from net loss and reported in comprehensive income.

4. Due from Officer

Due from officer of the Company on demand, without interest, and was repaid in 2005.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2004, the Company had net capital of $29,674, which was $24,674 in excess of its required net capital of $5,000. The Company's net capital ratio was 5.9 to 1.

6. Prior period adjustments

Retained earnings, as of January 1, 2004, has been adjusted to correct an error in accrued commission income, which should have been recorded in 2003, of $58,055.

In addition, other comprehensive income, as of January 1, 2004, has been adjusted to correct an error in the carrying value of investment in annuity to fair value, which should have been recorded in 2003, of $2,504.

These errors had no material effect on net income for 2003.

M. H. Leblang, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Total shareholder's equity		$ 79,259
Less: non allowable items		
Prepaid income taxes	$ (479)	
Prepaid rent	(2,691)	
Due from officer	(24,529)	
Investment in annuity	(27,433)	
Unrealized gain on investment	5,547	(49,585)
Net capital		$ 29,674
Net capital required		$ 5,000

See notes to financial statements and independent auditors' report

M. H. Leblang, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of
the Securities and Exchange Commission

December 31, 2004

None

See notes to financial statements and independent auditors' report

M. H. Leblang, Inc.

Information Relating to Possession or
Control Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission

December 31, 2004

None

See notes to financial statements and independent auditors' report

M. H. Leblang, Inc.

Reconciliation of the Computation of Net Capital
Under Rule 15c3-1 and the
Computation for Determination of Reserve Requirements
Under Exhibit A of Rule 15c3-3 of
the Securities and Exchange Commission

December 31, 2004

Net capital – Part IIA		$	13,614
Adjustments to shareholder's equity			
2004	($45,355)		
Prior period adjustment	56,276		
Unrealized gain	5,547		
Adjustments to non allowable assets			
Prepaid taxes	2,284		
Prepaid rent	(2,692)		16,060
Net capital – Part III		$	29,647

See notes to financial statements and independent auditors' report

M. H. Leblang, Inc.

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2004

None

See notes to financial statements and independent auditors' report

OATH OR AFFIRMATION

I, Milton Leblang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.H. Lebalng, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

EDWARD L. MANOWITZ
Notary Public, State of New York
No. 01MA4853312
Qualified in Nassau County
Commission Expires Feb. 17, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Most & Company, LLP
Certified Public Accountants

275 Madison Avenue
New York, NY 10016
Tel 212-286-9800
Fax 212-682-5629

February 23, 2005

Board of Directors
M H Leblang, Inc.
300 East 56th Street, #6F
New York, NY 10022

In planning and performing our audit of the financial statements and supplemental schedules of M H Leblang, Inc. (Company), as of and for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses as defined above, except for the following matter involving the accounting system and its operation. This matter was considered in determining the nature, timing and extent of the procedures performed on our audit of financial statements of M. H. Leblang, Inc., as of and for the year ended December 31, 2004, and this report does not affect our report thereon dated February 23, 2005.

The material weakness which was discovered involved inadequate controls to assure the proper recording of accrued commission income and accrued commission expense as of each reporting date. During our audit, the Company determined the correct accruals and adjusted their financial statements. In addition, the Company is adding procedures to prevent a reoccurrence of this matter.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives, except for the matter discussed above, which has been corrected.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York



Most & Company, LLP